

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

<u>Via E-mail</u>
Jeffrey Cocks
Chief Executive Officer
Tech Foundry Ventures, Inc.
201 Santa Monica Boulevard, Suite 300
Santa Monica, CA 90401

> **Re: Tech Foundry Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 19, 2014**
> **File No. 333-196075**

Dear Mr. Cocks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please advise dealers of their prospectus delivery obligation on the outside back cover page of the prospectus, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

Prospectus Cover Page

4.   We note that there is no minimum number of shares that must be sold. Please revise to include an affirmative statement that proceeds from the sale of the shares in this offering will not be placed in an escrow or trust account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Business, page 4

5.   We note that the description of your business in this section does not fully align with the description of your business on pages 32-35. For example, you state on page 4 that your consulting services will be "focused on providing administrative support and consulting to entertainment, web and mobile technology companies." On pages 28 and 32, however, you state that your business is to advise and consult "companies that are looking into access[ing] the capital markets . . . ." Please revise your registration statement to disclose the principal services you intend to provide in a clear, consistent, and concise manner.

6.   We note your disclosure on page 4 that you intend to seek clients in the "consumer" and "oil and gas and mining" industries.   Please revise your disclosure to explain why you intend to focus on these industries in light of your disclosure on page 5 regarding the entertainment, web, and mobile technology industries.

7.   We note your disclosure on page 5 that you intend to target geographical areas that have "no shortage of entrepreneurs or innovation, "but currently lack the infrastructure, capital and expertise to develop these businesses as efficiently as other markets." Please revise your disclosure to identify the geographical areas that you intend to operate in.

Our business strategy, page 5

8.   We note your disclosure on page 5 that your goal is to "obtain equity" in certain companies and your disclosure on page 6 that you will accept performance for your services in the form of securities. Please provide us with a detailed analysis of whether you are subject to the Investment Company Act of 1940. Please note that we may refer your response to the Division of Investment Management for further review.

9.   Please explain what you mean when you state on page 5 that "[c]apital is deployed based on pre-determined development milestones, with a maximum investment of $500,000 per portfolio company." If you intend to invest in the companies that you provide consulting

services for, please expand your disclosure significantly to explain this line of your business. Also, discuss the sources of such capital.

Risks Associated With Our Company and Industry, page 9

10.   We note your risk factor disclosure on page 9 regarding your financial condition and auditor's opinion that substantial doubt exists as to whether you can continue as an ongoing business. Please revise your disclosure to include a subcaption describing this risk.

11.   Please include a risk factor to discuss, if true, that Messrs. Cocks and Levine have no experience in running a public company.

Our officers and directors have limited experience . . ., page 9

12.   We note your disclosure on page 9 disclosing that while your officers and directors have experience in the financial services and consulting industry, they lack experience providing such services to clients in the United States. Please revise your disclosure, where appropriate, to discuss the extent of your officers and directors experience with providing financial consulting services in markets outside of the United States. Please state examples of the types of services they have provided and identify the markets in which they have provided such services.

We may be unable to adequately protect our intellectual property from infringement by third parties, page 10

13.   We refer to your disclosure on page 35 that you do not currently have any intellectual property rights. Please revise this risk factor disclosure to clarify that you do not currently have any intellectual property rights.

14.   Please revise your disclosure on page 12 to include subcaptions summarizing the risks described on this page.

15.   We note your disclosure on page 12 that conflicts of interest between you and your officers and directors may arise from their competing businesses. Please identify here or elsewhere in the prospectus, as appropriate, Messrs. Cocks' and Levine's affiliation with such competing businesses and provide more detail regarding their relationship with these entities.

Use of Proceeds, page 19

16.   We note that footnotes 1 and 2 on page 19 do not appear to reference the table disclosed on the same page. Please reconcile or advise.

17.   We note your footnote disclosure that Mr. Cocks, Mr. Levine, and BCIM Management, LP, have verbally agreed to loan the Company funds to complete the registration process. Please clarify whether these verbal agreements are in addition to the $42,000 in total shareholder advances that have already been made. Additionally, please clarify whether the shareholder advances will be used to cover the offering expenses. Further, we note your disclosure that "Mr. Cocks has no obligation to loan such funds to us and that there is no guarantee that he will loan such funds to us." Please clarify whether Mr. Levine or BCIM Management, LP have any obligation to loan such funds to you.

Dividend Policy, page 24

18.   We note that your disclosure on pages 24-25 under the headings "Dividend Policy" and "Market For Securities" is identical to disclosure on pages 31-33. Please revise your registration statement to remove duplicative disclosure.

Establish our Office, page 28

19.   We note your disclosure that you intend to establish a physical office in Santa Monica. We also note your disclosure on page 10 that your officer and director "reside outside of the United States," and your disclosure on page 36, that they will only devote ten hours per week to your business. Please revise your disclosure to explain where your officer and director will work from and to clarify how this arrangement will work.

Negotiate agreements with potential referral sources and customers, page 29

20.   We note your disclosure that you will "start negotiation with potential customers and referral sources." Please explain what type of agreements you intend to enter into with referral sources. Further, please explain what you will be negotiating with your customers.

Commence Marketing Campaign, page 29

21.   We note your disclosure on page 29 that you will begin to market your "product," and that you "plan to attend trade shows in construction industry to showcase our product with a view to find new customers." Please revise your disclosure to explain your proposed marketing campaign, specific to your business.

Possible Potential Conflicts, page 37

22.   We note your disclosure on page 36 that Mr. Cocks also works for a company that provides consulting services to start-ups and other companies. Please revise your disclosure to discuss in more detail the conflicts that exist as a result of Mr. Cock's responsibilities as Chairman and CEO of West Isle Ventures, Ltd. Please also discuss the

extent of the similarities and differences in the services provided by West Isle Ventures, Ltd. and the services you intend to provide.

Summary Executive Compensation Table, page 39

23.   We note your disclosure that Mr. Cocks can determine the amount and timing of his compensation. Please include a risk factor to disclose that your sole officer has the discretion to set his future compensation, if any. We also note that Mr. Cocks is listed as a director on this page. Please revise your disclosure elsewhere accordingly or advise.

Security Ownership of Certain Beneficial Owners and Management, page 39

24.   Please revise the table to include the required information for BCIM Management, LP. We note your disclosure on page 4 that this entity was issued 7,000,000 common shares. Please also identify the natural person(s) that have voting or dispositive control over the company's securities.

Note 5 – Stockholders' Deficit, page F-9

25.   We note that 21 million shares of common stock were issued in exchange for $2,100 of services rendered related to the formation. Please explain to us in further detail the nature of these services and how you determined the value of the services received.

Exhibit 5.1

26.   Please advise counsel that it is inappropriate to qualify the legality opinion as to the jurisdiction in which counsel is licensed. See Staff Legal Bulletin No. 19, Item II.B.3.b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Donald P. Hateley, Esq.